Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 1, 2010

DATE, TIME AND PLACE:	On November 1, 2010, at 5:00 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo.

CHAIR:       Pedro Moreira Salles.

QUORUM:      The majority of elected members.

RESOLUTIONS ADOPTED:

Whereas:

a)
on October 30, 2009, the Board of Directors authorized the buyback of the Company’s own shares in the period from November 4, 2009 to November 3, 2010, pursuant to the limits of 9,000,000 common shares and 56,700,000 preferred shares;

b)
there currently exist and held as treasury stock 2,202 common shares and 27,082,444 preferred shares issued by the Company (of which 5,128,750 remain in custody at BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange for providing the underlying support for the issue of securities under the Argentine Depositary Receipts (CEDEARs) Program);  and

c)
the Company believes this authorization to be in the best interests of its stockholders, the share acquisition process  having the purpose of applying available funds as well as any buyback operations executed within its scope,

HAVE UNANIMOUSLY RESOLVED:

a)
to authorize the acquisition of up to 9,000,000 common shares and 56,700,000 preferred shares of  the Company’s own issue, without reduction in the value of the capital stock, for holding as treasury stock, cancellation or resale to the Market, pursuant to paragraphs 1 and 2, Article 30 of Law 6,404/76 and CVM Instructions 10,268 and 390;

b)
to attribute to the Executive Board the authority to establish the opportunity for acquisition of the shares within these limits which represent less than 10% of the 278,391,155 common shares and of the 2,238,241,442 preferred shares of the Company’s Free Float; and

MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 1 2010 OF ITAÚ UNIBANCO HOLDING S.A.	Page 2

c)
that these acquisitions be effected through the Stock Exchanges during the period from November 5, 2010 to November 4, 2011, at market value, using funds available and held in the Capital Reserve ("Reserve for Goodwill on the Issue of Shares”) and Revenue Reserve (“Reserve for Working Capital”), and intermediated by Itaú Corretora de Valores S.A. with its registered offices at Av. Brigadeiro Faria Lima, 3,400, 10th floor in the city and state of São Paulo.

CONCLUSION: The agenda having been concluded and no further matters being raised by the floor, the meeting was declared closed and these minutes were drafted, read, approved and signed by all. São Paulo, November 1, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Israel Vainboim and  Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer